August 22, 2024

Via EDGAR

Brian Szilagyi, Staff Accountant

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Adams Diversified Equity Fund, Inc., File No. 811-00248
Adams Natural Resources Fund, Inc., File No. 811-02736

Dear Mr. Szilagyi:

In telephone conversations on July 19, 2024 and August 19, 2024, you communicated comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) on the most recent Forms N-CSR filed with the Commission on February 20, 2024, Forms N-CEN filed with the Commission on March 13, 2024, and Forms N-CEN/A filed with the Commission on March 15, 2023, of Adams Diversified Equity Fund, Inc. (“ADX”) and Adams Natural Resources Fund, Inc. (“PEO,” and together with ADX, the “Funds”). A summary of the Staff’s comments, along with the Funds’ responses, is set forth below.

Comments related to both ADX and PEO:

1.	In the Form N-CEN filed for the period ended December 31, 2023, Item B.13 indicates a claim filed against D&O Insurance. Please explain the claim details and outcome in this correspondence. Please also explain how the Funds evaluated the suit against the disclosure requirements of loss contingencies in accordance with the guidance in FASB ASC 450-20-50.

Response:

On June 29, 2023, the Funds were sued along with 14 other Maryland-organized registered investment companies for declaratory relief only related to each defendant fund being subject to the Maryland Control Share Acquisition Act (“MCSAA”). In the action, Saba Capital Master Fund, LTD., et al v. Clearbridge Energy Midstream Opportunity Fund, Inc., et al., (S.D.N.Y.), plaintiffs alleged the MCSAA was invalid against Investment Company Act of 1940, as amended, Section 18(i). The Funds submitted a claim for reimbursement of legal expenses related to the action and the claim was recognized as valid under the Funds’ management liability insurance policy. The action fully concluded on June 26, 2024, and the claim reimbursement process is ongoing.

The litigation described above involved declaratory relief only and did not involve any claim of monetary damages against the Funds. All related legal fees incurred by the Funds through December 31, 2023 were

Brian Szilagyi, Staff Accountant

August 22, 2024

accrued for in 2023 and were not material. The insurance claim related only to the reimbursement of these legal fees. As a result, the Funds had no loss contingencies under the guidance in FASB ASC 450-20-50 and no disclosure was required. The Funds’ Annual Reports did include Footnote 11 on Commitments and Contingencies that disclosed any legal proceedings were unlikely to have a material impact to the Funds’ financial statements.

2.	Going forward, in the Schedule of Investments please disclose the class of shares held of unaffiliated management investment companies that have multiple classes as part of the “title of issue,” in accordance with Rule 12-12 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and going forward, the Funds will include this information in the Schedule of Investments as referenced in Rule 12-12 of Regulation S-X.

3.	Going forward, please ensure graphical representations (i.e. Sector and Industry Weightings) indicate whether the presentation is based on assets or total investments.

Response:

We acknowledge the Staff’s comment and going forward, the Funds will include the appropriate reference information in graphical representations.

4.	Please discuss in this correspondence the purpose of the Form N-CEN/A filing for the period ended December 31, 2022. In addition, for future Form N-CEN/A filings, please include a brief explanation of the amendment in an exhibit to the filing titled “Explanatory Note.”

Response:

The Form N-CEN/A for each Fund for the filing period ended December 31, 2022 was filed to correct a technical filing error that reversed the “Yes” response to Item B.10 (Matters for security holder vote) to “No.” Also, for ADX, the amendment filing included an inadvertently omitted exhibit regarding a previously disclosed Section 16 matter. We acknowledge the Staff’s comment and going forward, the Funds will include an Explanatory Note as an exhibit to any Form N-CEN/A filing.

5.	Please explain why the Funds have not specifically indicated that they follow the accounting and reporting guidance for investment companies in accordance with ASC 946-10-50-1.

Response:

The Funds provide disclosure in Forms N-CSR and N-CSR/S under Note 1, Basis of Presentation, that addresses the referenced disclosure requirement. The current disclosure includes reference to compliance with GAAP for investment companies but does not specifically refer to ASC 946, which the Funds follow. Going forward, the Funds will include specific reference to following the accounting and reporting guidance for investment companies found in the Financial Accounting Standards Board Accounting Standards Codification Topic 946 (ASC 946).

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com

Brian Szilagyi, Staff Accountant

August 22, 2024

6.	In the table of Director information, for each Director who is an “interested person” as defined in Section 2(a)(19) of the Investment Company Act of 1940 and the rules thereunder (“ICA”), describe in a footnote (versus solely in the table itself) the relationship(s), event(s), or transaction(s) that cause the Director to be an interested person of the Fund.

Response:

We acknowledge the Staff’s comment and going forward, in the table of Director information we will footnote the nature of a director’s status as an “interested person,” as applicable.

7.	The Staff noted that Amended Bylaws were included as an exhibit to the Fund’s most recently filed Form N-CEN. Please explain why the information required by ICA Rule 8b-16(b)(3) was not transmitted to shareholders in the Fund’s 2023 Annual Report to Shareholders.

Response:

ICA Rule 8b-16(b)(3), which addresses change in control, does not apply to the Amended Bylaws and therefore was not included in the Fund’s 2023 Annual Report to Shareholders. Each Fund included the Amended Bylaws as an exhibit to the Form N-CEN to make public non-material additional language in existing Article 7.5 Exclusive Forum that further refines the Fund’s intent that Maryland courts shall be the exclusive forum for any and all legal actions against the Fund.

8.	Per review of Item 13(a) of Form N-CSR, it appears a change occurred in the persons primarily responsible for day-to-day management of the Fund during the annual period ended December 31, 2023. Please explain why the information required by ICA Rule 8b-16(b)(5) was not transmitted to shareholders in the Fund’s 2023 Annual Report to Shareholders.

Response:

The referenced portfolio manager change was first publicly disclosed in a September 7, 2022 press release for each Fund. For PEO, the addition of portfolio manager Gregory Buckley was publicly announced in a press release on January 25, 2023. Subsequently, the information related to the change in persons primarily responsible for day-to-day management of the Fund was discussed in the Letter to Shareholders for each Fund’s First Quarter Report dated March 31, 2023. The information was also specifically addressed in Item 8.b. of the Form N-CSR/S for the period ended June 30, 2023, filed with the SEC on August 7, 2023. Management believes the real-time reporting of these changes in the earlier quarterly report to shareholders and the other prior public disclosures, including in the Form N-CSR/S, provided notification as intended by ICA Rule 8b-16(b)(5).

9.	Going forward, please include in the Fund’s Annual Report to Shareholders the information about the Fund’s dividend reinvestment plan in accordance with ICA Rule 8b-16(b)(1) referencing information that is required to be included in a prospectus by Item 10.1.e of Form N-2.

Response:

We acknowledge the Staff’s comment. Please see the information in each Fund’s Annual Report under “Other Information, Investor’s Choice” describing the Funds’ distribution reinvestment plans. Going forward,

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com

Brian Szilagyi, Staff Accountant

August 22, 2024

the Funds will ensure this information comprehensively responds to all components of Item 10.1.e of Form N-2 as referenced in ICA Rule 8b-16(b)(1).

*      *      *      *      *

We appreciate this opportunity to respond to the matters raised by the Staff and believe that the foregoing fully addresses the Staff’s comments. Please call the undersigned at (410) 752-5900 if you wish to discuss this correspondence further.

Sincerely,

/s/ Janis F. Kerns

Janis F. Kerns
General Counsel & Corporate Secretary

cc:	James P. Haynie, Chief Executive Officer
Brian S. Hook, Chief Financial Officer

500 East Pratt Street, Suite 1300, Baltimore, MD 21202 │ 410.752.5900 │ 800.638.2479 │ adamsfunds.com